 

Company Name	70 Million Jobs
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Headline	Jobs for the formerly incarcerated

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Y Combinator

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Summary

- Finding jobs for Americans with criminal records
- 2,000+ positions filled
- The only national, for-profit platform in Fair Chance employment
- Over $1.4M raised to date from key investors; a Y Combinator company
- 11M+ user community; partnering with 400+ community organizations
- Addressing a $160B US market
- $3.5M projected revenue by 2020

Problem

70 million chances to change the world

70 million Americans -- 1 in 3 adults -- have a criminal record and most have trouble finding employment after incarceration. Not only do they face difficulty finding a job, but without this stability and purpose, nearly 80% of those released from jail or prison will be re-arrested.

Ironically, while the rate of unemployment for the formerly incarcerated is nearly 30%, the rest of the country is experiencing historically low unemployment. We are matching the millions of deserving men and women, desperate for a job, with the millions of available positions in corporate America, solving two very big problems at once.


"This platform will help transform lives."
-Los Angeles Mayor Eric Garcetti
The first national, for-profit employment platform for people with criminal records
70 MILLION JOBS
70 MILLION STAFFING

Solution

The first national, for-profit employment platform for people with criminal records

70 Million Jobs is the first national, for-profit employment platform to help those with records find employment. We address both sides of the market, offering an avenue for job seekers to find opportunities while giving employers access to a huge pool of largely ignored and available talent. We operate both a job board and a staffing business.





What would happen if we could connect
THE COMPANIES with millions of unfilled
jobs with the
MILLIONS OF AMERICANS
who desperately need
those jobs?
COMPANIES
AMERICANS

Product

We make job hunting simple. For everyone.

If you've got a criminal record, finding a job presents unique challenges. We're experts in working with the formerly incarcerated and know what it takes to eliminate these challenges. We've made the job search process quick and easy for anyone with a criminal record.

70 Million Staffing


70 MILLION STAFFING
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The Staffing Agency for People with Criminal Records
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70 Million Jobs


70 MILLION JOBS
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Misdemeanor And Felony-Friendly Jobs
70 Million Jobs will connect you with great companies that offer second chance jobs for people with criminal records.
No cost to you.
FIND A JOB
These companies and hundreds more offer second chance jobs.
CRST EXPEDITED
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Mobile version



Traction

A community of millions, 2,000+ jobs created

We've helped secure jobs for over 2K deserving men and women since we began.



We're known by the company we keep.

We're proud graduates of Y-Combinator, and partner with the City of Los Angeles, the City of San Francisco, and the Society for Human Resource Management (SHRM).







LA PARTNERSHIP

"This platform will help transform lives…"

-LA Mayor, Eric Garcetti

Companies love our workers.





"A recent SHRM study showed that 82% of hiring managers believe that workers with criminal records are as good if not better than those without."
SHRM
WORKERS WITH CRIMINAL RECORDS
A Survey by the Society for Human Resource Management and the Charles Koch Institute
82%
hiring managers
&
67%
HR professionals
Feel that...
The quality of hire is as high or higher
WILLINGNESS TO WORK WITH AND HIRE INDIVIDUALS WITH CRIMINAL RECORDS IS FAIRLY HIGH.
82% of managers and 67% of HR professionals feel that the "quality of hire" for workers with criminal records is as high as or higher than that for workers without records. 74% of both managers and HR believe the cost of hiring individuals with criminal records is the same as or lower than that of hiring individuals without criminal records.

Customers

An invaluable resource for the country's largest employers.

We work with some of the largest employers in the country, in industries including manufacturing, construction, warehouse and shipping, food service, customer service, administrative and technology. Employers address their critical hiring challenges by accessing our vast pool of labor, while also meeting important diversity and inclusion initiatives.



Business Model

A pricing model that works for all employers

On our job board (70MillionJobs.com), employers pay an advertising fee to showcase their jobs. Within our staffing business (70MillionStaffing.com), we serve as employer of record (we handle payroll, taxes, worker's comp, etc) and mark up all costs which are passed on to the employer.

The job seeker never pays a penny for our services.



Product market fit



Since we introduced our staffing business (in the end of October, 2019), our revenue has grown dramatically. We project 2019 revenue to total nearly $200,000 and $3.5 million in 2020.

Market

Addressing a $160B market

The staffing and job board industries are big business in the US: $160 billion+. Inasmuch as we alone are focused on the formerly incarcerated, representing 1 in 3 adults, we believe that there is a multi-billion dollar market opportunity available to us.



Competition

A virtual monopoly in a vast emerging market

We are the only national, for-profit company currently dedicated to providing employment opportunities to the formerly incarcerated. There are many other job boards and staffing agencies generating billions of dollars in revenue, but none focus on those with records. And there are also many community organizations and non-profits that work in reentry, but their focus is only on those recently released; we focus on the much larger population of those released three years ago, seven years ago, 20 years ago. Attitudes--and laws--are changing fast regarding how we view the criminal justice system. We think we're ideally positioned to capitalize on our first-mover advantage and positive reputation in the space.

Vision

Eradicating recidivism

Our goal certainly isn't modest. We believe that every person deserves a second chance, and that begins with landing a job. As we reach our funding goal, we hope to expand our network and scale our operations to continue chipping away at the root cause of recidivism: unemployment. We're obsessed with finding jobs for one million deserving men and women. We're off to a great start!

Investors

$1.4M in funding to date

70 Million Jobs has raised over $1.4M in funding today from prominent investors, including Founder's Fund, Insight partners, MaC Venture Capital, Quake Capital, and Y Combinator. By reaching our fundraising goal of $3M, we hope to build out our team so we can enhance our platform and provide more individuals a pathway to employment.



Prior Seed
$1 MILLION
Seed Add-On
$2 MILLION
($400,000 raised = $1.6 million available)
USE OF FUNDS
• Build out Development Team (2 developers)
• Build out Sales Team (4 additional sales people)
• Hire Data Engineer
• Build out Marketing Team (2 marketers)
• Build out Recruiter Success Team (2 recruiters)
• Relocate to our own office
Investors:
Founder's Fund
Insight
Y Combinator
Quake Capital

Founders



Richard Bronson, *Founder/CEO*

Before launching 70 Million Jobs, Richard served as Director of Defy Ventures, a 501(c)3 organization dedicated to providing incarcerated men and women second chances upon release. Before that, he was a co-founder of the popular nostalgia website, DoYouRemember.com. His career began on Wall Street, where he managed money at Lehman Bros. and Bear Stearns. He eventually went on to found Biltmore Securities, a registered broker-dealer based in South Florida. Richard grew Biltmore to nearly 500 employees generating $100 million in annual revenue. After Biltmore, Richard founded Channels Magazine and launched several successful consumer product and service businesses. Richard was convicted of securities fraud in 2002, arising from his activities in the 1990s and served two years in a Federal prison camp.

Team



Richard Bronson   Founder/CEO



Seth Sundberg   Director of Recruiting



Robin Seligson   VP HR



Adrienne Hatter   Community Outreach Manager



Alexandre Brown   Marketing Associate



Aaron Friedman   Director of Operations



Joel Parker Henderson   Technology Lead



Brad Copeland   Marketing Advisor

Perks

$100	70 Million Jobs notebook
$250	70 Million Jobs t-shirt
$1,000	We'll feature you or your business on our social media accounts
$2,000	Founder/CEO Richard Bronson will speak at your event (limit: 1 year)
$5,000	We will help someone in your hometown from prison transition from re-entry to employment. You can choose someone, or we can help you identify someone in your area and keep you up to date!
$10,000	We will work with a local reentry organization in your town to get 5-10 people employed in your hometown, or the town/city of your choice.

FAQ

What do you actually do?	Employers pay us to either advertise their jobs on our job board, 70MillionJobs.com or through our staffing agency, 70MillionStaffing.com. Job seekers never pay anything for our services.
How many people have you helped?	In two years of operations, we have facilitated the employment of more than two thousand deserving men and women.

Do companies really want to hire people with criminal records?	The country is experiencing historically low unemployment, making it difficult for large employers to fill jobs. (There are currently some 9 million unfilled positions.) More and more HR departments are recognizing that they cannot afford to ignore such a large pool of talent (70 million Americans--1 in 3 adults--have some kind of record.) At the same time, attitudes towards the formerly incarcerated have changed dramatically, as people recognize that successful reentry begins with gainful employment.
How do your job seekers perform on the job?	Companies that work with us typically start slowly, but most are so happy with the people we refer to them, they ask us to send them more. According the the Society for Human Resource Management (SHRM), 82% of their hiring managers polled believe that the quality of hire when dealing with people with records "is as good as, if not better" than hiring someone without a record. Other studies suggest that their retention on the job is better. How do they do on the job? Incredibly well.
Do you work with people with all types of records?	Yes. There are some companies that do not perform background checks and are comfortable with hiring most anyone. But most companies have specific hiring parameters as to which crimes they can accept and which they cannot. We're capable of thoroughly screening candidates to ensure they're a comfortable fit with our clients.
How do you make money?	Employers pay us to either advertise their jobs on our job board, 70MillionJobs.com or through our staffing agency, 70MillionStaffing.com. Job seekers never pay anything for our services.
Who do you compete with?	There are many other job boards (Indeed, LinkedIn, Craigslist) and staffing companies, but we are the only one that solely focuses on the formerly incarcerated. There are also many non-profit organizations and governmental agencies that help the formerly incarcerated get jobs. These organizations frequently refer their clients to us for help finding them jobs. These organizations generally only serve those that have recently been released from jail or prison. We alone work with the much larger population--70 million--that was released three years ago, 10 years ago, etc.

Are you a non-profit or for-profit organization?   We are the only nationwide, for-profit employment platform for people with criminal records.

Where do you operate?   We operate nationally, our corporate office is based in Los Angeles,